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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LARSCOM INCORPORATED

(Name of Issuer)

Common Stock

(Title of Class of Securities)

51729Y108

(CUSIP Number)

Martha A. Clarke Adamson Sierra Ventures Inc. 2884 Sand Hill Road, Ste. 100 Menlo Park, CA 94025 (650) 854-1000	copies to: Jamie Chung, Esq. Cooley Godward LLP One Maritime Plaza, 20th Floor San Francisco, CA 94111 (415) 693-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

(Continued on following pages)

(Page 1 of 20 Pages)

CUSIP No. 51729Y108	Page 2 of 20 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Sierra Ventures V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)   X

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

CALIFORNIA

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power

Beneficially		2,848,564

Owned by Each	9.	Sole Dispositive Power

Reporting		0

Person	10.	Shared Dispositive Power

With		2,848,564

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,848,564

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

55.9%

14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 51729Y108	Page 3 of 20 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

SV Associates V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)   X

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

CALIFORNIA

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power

Beneficially		2,848,564

Owned by Each	9.	Sole Dispositive Power

Reporting		0

Person	10.	Shared Dispositive Power

With		2,848,564

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,848,564

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

55.9%

14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 51729Y108	Page 4 of 20 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Sierra Ventures VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)   X

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

CALIFORNIA

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power

Beneficially		2,848,564

Owned by Each	9.	Sole Dispositive Power

Reporting		0

Person	10.	Shared Dispositive Power

With		2,848,564

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,848,564

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

55.9%

14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 51729Y108	Page 5 of 20 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

SV Associates VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)   X

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

CALIFORNIA

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power

Beneficially		2,848,564

Owned by Each	9.	Sole Dispositive Power

Reporting		0

Person	10.	Shared Dispositive Power

With		2,848,564

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,848,564

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

55.9%

14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 51729Y108	Page 6 of 20 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Sierra Ventures VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)   X

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

CALIFORNIA

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power

Beneficially		2,848,564

Owned by Each	9.	Sole Dispositive Power

Reporting		0

Person	10.	Shared Dispositive Power

With		2,848,564

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,848,564

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

55.9%

14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 51729Y108	Page 7 of 20 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Sierra Ventures Associates VII, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)   X

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

CALIFORNIA

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power

Beneficially		2,848,564

Owned by Each	9.	Sole Dispositive Power

Reporting		0

Person	10.	Shared Dispositive Power

With		2,848,564

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,848,564

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

55.9%

14.	Type of Reporting Person (See Instructions)

PN

ITEM 1. SECURITY AND ISSUER

     The statement contained in this Amendment No. 1 to Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Larscom Incorporated (“Larscom”). The principal executive offices of Larscom are located at 39745 Eureka Drive, Newark, CA 94560-4807.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This Schedule 13D is being filed on behalf of Sierra Ventures V, L.P. a California limited partnership (“Sierra Ventures V”), SV Associates V, L.P., a California limited partnership (“SV Associates V”), Sierra Ventures VI, L.P., a California limited partnership (“Sierra Ventures VI”), SV Associates VI, L.P., a California limited partnership (“SV Associates VI”), Sierra Ventures VII, L.P. a California limited partnership (“Sierra Ventures VII”) and Sierra Ventures Associates VII, L.L.C., a California limited liability company (“SV Associates VII”) (collectively, “Sierra Ventures”). Sierra Ventures is making this single, joint filing because it may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by Sierra Ventures that such a “group” exists. The agreement among Sierra Ventures to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.

     SV Associates V, SV Associates VI and SV Associates VII are the general partners of Sierra Ventures V, Sierra Ventures VI and Sierra Ventures VII, respectively. Management of the business affairs of SV Associates V, SV Associates VI and SV Associates VII, including decisions respecting disposition and/or voting of the shares of Common Stock and the exercise of rights to acquire Common Stock, is by majority decision of the general partners or managers, as appropriate, of each of SV Associates V, SV Associates VI and SV Associates VII, respectively, as listed on Schedule I hereto. Each individual general partner and member disclaims beneficial ownership of the shares of Common Stock and rights to acquire such shares.

     (b) The address of the principal office of Sierra Ventures is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

     (c) The principal business of Sierra Ventures is that of making venture capital and similar investments.

     (d) None of the persons disclosed in this Item 2, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons disclosed in this Item 2, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the individuals referred to in paragraphs (d) and (e) above is a United States citizen.

8.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     To facilitate the consummation of the Merger (as defined in Item 4 below) and to induce Verilink Corporation (“Verilink”) to enter into the Merger Agreement (as defined in Item 4 below), Sierra Ventures has entered into a Voting Agreement with Verilink and certain stockholders of Larscom. Sierra Ventures has not been paid additional consideration in connection with the execution and delivery of the Voting Agreement.

ITEM 4. PURPOSE OF TRANSACTION

     (a) - (b) Larscom entered into that certain Agreement and Plan of Merger, dated as of April 28, 2004 (the “Merger Agreement”), among Verilink, SRI Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Verilink (“Merger Sub”), and Larscom. Upon the terms and subject to the conditions of the Merger Agreement (including, but not limited to, the adoption by the Larscom stockholders of the Merger Agreement and approval by the Verilink stockholders of the issuance of Verilink Common Stock (as defined below) in connection with the Merger), Merger Sub shall be merged with and into Larscom (the “Merger”) in accordance with the Delaware General Corporation Law. Following the Merger, the separate corporate existence of Merger Sub shall cease and Larscom shall continue as the surviving corporation and a wholly owned subsidiary of Verilink. Pursuant to the Merger Agreement, each share of Larscom Common Stock issued and outstanding immediately prior to the effective time of the Merger will be automatically converted into the right to receive 1.166 of a validly issued, fully paid and nonassessable share of Verilink Common Stock, par value $0.01 per share (“Verilink Common Stock”), in accordance with the Merger Agreement and subject to adjustment as provided in the Merger Agreement.

     Concurrently with, and as a condition to, the execution and delivery of the Merger Agreement by Verilink, Sierra Ventures and another holder of Larscom Common Stock named on Schedule II to this Schedule 13D (the “Specified Stockholders”) entered into that certain Voting Agreement, dated as of April 28, 2004 (the “Voting Agreement”), with Verilink concerning all the shares of Larscom Common Stock held by the Specified Stockholders, as well as any other shares of capital stock of Larscom acquired by the Specified Stockholders after the date of and during the term of the Voting Agreement (collectively, the “Subject Shares”). Pursuant to the Voting Agreement, the Specified Stockholders agreed to vote all of the Subject Shares (i) for approval and adoption of the Larscom Voting Proposal (as defined in the Merger Agreement), including the Merger and the Merger Agreement, (ii) against any action or agreement that could reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Larscom under the Merger Agreement, or could reasonably be expected to result in any of the conditions set forth in Article VII of the Merger Agreement not being fulfilled, (iii) against any Acquisition Proposal (as defined in the Merger Agreement) other than the Merger, the Merger Agreement and the transactions contemplated thereby, and (iv) against (A) any other extraordinary corporate transaction other than the Merger, the Merger Agreement and the transactions contemplated thereby, such as a merger, consolidation, business combination, reorganization, recapitalization or liquidation involving Larscom or any of its subsidiaries or (B) any other proposal or transaction not covered by the foregoing which is intended, or could reasonably be expected to, impede, frustrate, prevent, hinder, delay or nullify the Merger, the Merger Agreement and the transactions contemplated thereby.

     Pursuant to the Voting Agreement, the Specified Stockholders also irrevocably granted and appointed executive officers of Verilink as sole and exclusive attorneys, agents and proxies, with full power of substitution in each of them, to exercise all voting and related rights or, if applicable, to give consent to all matters described above. The proxy so granted will terminate upon any termination of the

9.

Voting Agreement in accordance with its terms. The Voting Agreement terminates on the earlier of the consummation of the Merger or termination of the Merger Agreement.

     References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, included as Exhibits 1 and 2, respectively, to this Schedule 13D, which are incorporated herein in their entirety where such references and descriptions appear.

     (c) Not applicable.

     (d) On consummation of the Merger, the board of directors of the Merger Sub immediately prior to the effective time of the Merger will become the directors of the Surviving Corporation (as defined in the Merger Agreement), until their respective successors are duly elected or appointed and qualified. On consummation of the Merger, the officers of the Merger Sub immediately prior to the effective time of the Merger will become the initial officers of the Surviving Corporation, until their respective successors are duly appointed. Verilink will appoint each of the directors and officers of Merger Sub.

     (e) Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.

     (f) Not applicable.

     (g) On consummation of the Merger, the Certificate of Incorporation of Larscom will be amended and restated in its entirety to be identical to the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the effective time of the Merger (except that the name of Larscom will remain Larscom Incorporated), and such Certificate of Incorporation of Larscom, as so amended and restated, will be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the Delaware General Corporation Law and such Certificate of Incorporation. On consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, will be, at the effective time of the Merger, the Bylaws of the Surviving Corporation until thereafter amended in accordance with the Delaware General Corporation Law, the Certificate of Incorporation of Larscom and such Bylaws.

     (h) — (i) On consummation of the Merger, the Larscom Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the Nasdaq SmallCap Market.

     (j) Other than as described above, Sierra Ventures currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) — (b) As a result of the Voting Agreement, Sierra Ventures may be deemed to be the beneficial owner of at least 2,892,724 shares of Larscom Common Stock, as of May 10, 2004. Such Larscom Common Stock constitutes approximately 56.7% of the issued and outstanding shares of Larscom Common Stock. Sierra Ventures also may be deemed to have shared voting power with respect to the foregoing shares of Larscom Common Stock with respect to those matters described above. However, Sierra Ventures (a) is entitled to rights as a stockholder of Larscom only with respect to 1,419,279 of the foregoing shares of Larscom Common Stock, and (b) disclaims beneficial ownership of the remaining shares of Larscom Common Stock which are covered by the Voting Agreement.

     To the knowledge of Sierra Ventures, no person listed on Schedule I to this Schedule 13D has an equity or other ownership interest in Larscom, other than Mr. Jeffry M. Drazan who owns 23,668 shares of

10.

Larscom Common Stock and holds warrants to purchase 3,799 shares and options to purchase an aggregate of 5,866 shares of Larscom Common Stock. Set forth on Schedule II to this Schedule 13D are the names of the Specified Stockholders who executed a Voting Agreement and the number of shares beneficially owned by each such person. Set forth in Schedule III to this Schedule 13D is, to the knowledge of Sierra Ventures, the respective present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is located conducted, of each person with whom Sierra Ventures shares the power to vote or to direct the vote or to dispose or direct the disposition of Larscom Common Stock.

     (c) Other than as set forth in Item 4 hereof, no transactions in the Larscom Common Stock were effected during the last 60 days by Sierra Ventures or any of the persons identified on Schedule I hereto.

     (d) Under certain circumstances as set forth in the limited partnership or operating agreements, as applicable, of Sierra Ventures V, SV Associates V, Sierra Ventures VI, SV Associates VI, Sierra Ventures VII, SV Associates VII, the general and limited partners and managers of such entities may have the right to receive dividends from, or the proceeds from the sale of shares of Common Stock of the Issuer held by such entity. No such partner’s or manager’s rights relate to more than five percent of the class.

     (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as described in Item 4 above, to the best knowledge of Sierra Ventures, there are no contracts, understandings, arrangements, or relationships (legal or otherwise) giving the persons named in Item 2 and between such persons and any other person with respect to the securities of Larscom, including, but not limited to, transfer or voting of any of Larscom’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

11.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.	DESCRIPTION
1	Joint Filing Agreement
2.1	Agreement and Plan of Merger dated as of April 28, 20004 among Verilink Corporation, Larscom Incorporated and SRI Acquisition Corp. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Verilink Corporation on April 28, 2004).
2.2	Voting Agreement dated as of April 28, 2004 between Verilink Corporation and the stockholders listed on the signature page thereto (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Verilink Corporation on April 28, 2004).

[signature page follows]

12.

ITEM 8. SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2004

(Date)

SIERRA VENTURES V, L.P.

By: SV Associates V, L.P.
Its General Partner

By:           /s/ Jeffrey M. Drazan
Name: Jeffrey M. Drazan
Title: General Partner

SV ASSOCIATES V, L.P.

By:           /s/ Jeffrey M. Drazan
Name: Jeffrey M. Drazan
Title: General Partner

SIERRA VENTURES VI, L.P.

By: SV Associates VI, L.P.
Its General Partner

By:           /s/ Jeffrey M. Drazan
Name: Jeffrey M. Drazan
Title: General Partner

SV ASSOCIATES VI, L.P.

By:           /s/ Jeffrey M. Drazan
Name: Jeffrey M. Drazan
Title: General Partner

13.

SIERRA VENTURES VII, L.P.

By: Sierra Ventures Associates VII,
L.L.C.

Its General Partner
By:           /s/ Jeffrey M. Drazan
Name: Jeffrey M. Drazan
Title: Managing Member

SIERRA VENTURES ASSOCIATES VII,
L.L.C.

By:           /s/ Jeffrey M. Drazan
Name: Jeffrey M. Drazan
Title: Managing Member

14.

SCHEDULE I

GENERAL PARTNERS OF SV ASSOCIATES V, L.P., SV ASSOCIATES VI, L.P., AND
MANAGING MEMBERS OF SIERRA VENTURES ASSOCIATES VII L.L.C.

Set forth below, with respect to each general partner of SV Associates V, L.P., SV Associates VI, L.P., and each managing member of Sierra Ventures Associates VII, L.L.C. are the following: (a) name; (b) business address and (c) citizenship.

1.	(a) Peter C. Wendell
(b) c/o Sierra Ventures 2884 Sand Hill Road, Suite 100 Menlo Park, CA 94025
(c) United States Citizen

2.	(a) Jeffrey M. Drazan
(b) c/o Sierra Ventures 2884 Sand Hill Road, Suite 100 Menlo Park, CA 94025
(c) United States Citizen

3.	(a) David C. Schwab
(b) c/o Sierra Ventures 2884 Sand Hill Road, Suite 100 Menlo Park, CA 94025
(c) United States Citizen

4.	(a) Steven P. Williams (Managing Member of Sierra Ventures Associates VII, L.L.C. only)
(b) c/o Sierra Ventures 2884 Sand Hill Road, Suite 100 Menlo Park, CA 94025
(c) United States Citizen

15.

Schedule II

Specified Stockholders and Percentage of Larscom Common Stock

	Number of Shares of	Percentage of
	Larscom Common	Outstanding Larscom
	Stock Beneficially	Shares of Common
Specified Stockholder	Owned	Stock(1)
Axel Johnson Inc.	1,429,285	28.0%

Sierra Ventures V, L.P.	326,390	6.4%

SV Associates V, L.P.	—	—

Sierra Ventures VI, L.P.	61,601	1.2%

SV Associates VI, L.P.,	—	—%

Sierra Ventures VII, L.P.	1,031,288 (2)	20.2%

Sierra Ventures Associates VII, L.L.C.	—	—%

(1)	Based upon 5,100,357 shares of Common Stock outstanding at May 5, 2004.

(2)	Includes warrants to purchase 231,169 shares of Larscom Common Stock that are exerciseable within 60 days of May 10, 2004.

16.

Schedule III

Employment Information of Specified Stockholders

Specified Stockholder	Principal Occupation or Employment	Name and Address of Employer
Axel Johnson, Inc.	A privately owned company with global business interests in communications-technology, energy and environmental products and services.	300 Atlantic Street, Suite 700 Stamford, CT 06901

Sierra Ventures V, L.P.	Making venture capital and similar investments	2884 Sand Hill Road, Suite 100 Menlo Park, California 94025

SV Associates V, L.P.	Making venture capital and similar investments	2884 Sand Hill Road, Suite 100 Menlo Park, California 94025

Sierra Ventures VI, L.P.	Making venture capital and similar investments	2884 Sand Hill Road, Suite 100 Menlo Park, California 94025

SV Associates VI, L.P.	Making venture capital and similar investments	2884 Sand Hill Road, Suite 100 Menlo Park, California 94025

Sierra Ventures VII, L.P.	Making venture capital and similar investments	2884 Sand Hill Road, Suite 100 Menlo Park, California 94025

Sierra Ventures Associates VII, L.L.C.	Making venture capital and similar investments	2884 Sand Hill Road, Suite 100 Menlo Park, California 94025

17.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1	Joint Filing Agreement
2.1	Agreement and Plan of Merger dated as of April 28, 20004 among Verilink Corporation, Larscom Incorporated and SRI Acquisition Corp. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Verilink Corporation on April 28, 2004).
2.2	Voting Agreement dated as of April 28, 2004 between Verilink Corporation and the stockholders listed on the signature page thereto (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Verilink Corporation on April 28, 2004).

18.